UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Press4 LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    May 7, 2024

Physical address of issuer
1169 N Formosa Ave, West Hollywood, CA, 90048

Website of issuer
www.pressman.com

Current number of employees
0

	Most recent fiscal year-end (2024)	**Prior fiscal year-end (2023)**
Total Assets	$0.00	N/A
Cash & Cash Equivalents	$0.00	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$0.00	N/A
Long-term Debt	$0.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$0.00	N/A
Taxes Paid	$0.00	N/A
Net Income	$0.00	N/A

April 29, 2025

FORM C-AR

PRESS4 LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Press4 Film LLC, a Delaware limited liability company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://reallygoodboxedwine.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Press4 LLC (the "Company") is a Delaware limited liability company, formed on May 7, 2024.

The Company is located at 1169 N Formosa Ave, West Hollywood, CA, 90048 .

The Company's website is www.pressman.com.

The information available on or through our website is not a part of this Form C-AR.

Description of the Business

The Company was formed for the sole purpose of developing, producing, distributing and otherwise exploiting a slate of motion pictures, which include, but are not limited to, feature-length films, episodic television series, and/or new-media products ("Productions") based on intellectual property rights owned and/or controlled by the Company's Manager, parent company and sole member, Edward R. Pressman Film Corporation, Inc. d/b/a/ Pressman Film ("Pressman Film") (each project developed known hereinafter as a "Development Project").

The Company is active in development on a number of Development Projects and continues to identify new IP and filmmakers to adapt material from our library. We are in the final stages of closing production financing for the first Development Project in this slate -- a reimagining of one of our marquee legacy titles. That film is scheduled to go into production this spring/summer with a first disbursement back to investors following shortly thereafter (each Development Project which is produced known hereinafter as a "Production").

Business Plan

The Company intends to develop the slate of Development Projects with the intention of producing at least three Productions within a period of five years. The slate is comprised of both legacy projects and newly sourced projects. The slate will reimagine and build upon some of the iconic films that Pressman Film and its founder, Edward R. Pressman produced during the last 40 years and will offer a fresh perspective on classic stories to appeal to the core audience and to a whole new generation of film audiences. Examples are movies like "Old Boyfriends" (1979) "Christmas Evil" (1980) and "Sisters" (1973). The Company will also develop new IP sourced from a variety of media including but not limited to traditional sources like articles, short stories, novels, video games, comic books, original screenplays, and podcasts, as well as new sources like viral videos and social media forums, with these motion pictures representing the next generation of storytelling, catering to a diverse and global audience.

The Company is a wholly owned subsidiary of Pressman Film which was founded in 1984 by legendary producer Edward R. Pressman and is one of Hollywood's longest standing independent production companies.

Ed Pressman was known for his dedication to nurturing unique voices in cinema, his ability to recognize and back groundbreaking projects, and his willingness to back innovative and at times controversial films. Pressman encouraged and worked with directors and actors that became some of the leading filmmakers of their generation, garnering many Academy Awards and Golden

Globes,. Directors include Olivers Stone, Terence Malick , Brian De Palma, Katherine Bigelow, Jason Reitman and actors include Meryl Streep, Jack Nicholson, Christian Bale, Al Pacino, Susan Sarandon, Marlon Brando, Nicole Kidman, Michael Douglas, Willem Dafoe and Reese Witherspoon and Robert Downy Jr. to name a few. Continuing in the tradition of Pressman Film's history, the Company is on a mission to find and fund the next generation of legendary stories and storytellers. Edward R. Pressman's legendary contribution to cinema was in large part thanks to his willingness to champion new voices. With the proceeds from this raise we will continue to support the up-and-coming storytellers providing opportunities to craft distinctive films and solidify their positions in the industry.

Pressman Film has produced many of the cult classics that global audiences have come to love, including *Badlands, Conan The Barbarian, Wall Street, Bad Lieutenant, The Crow, American Psycho* and over 90 more films. These cult films have entrenched audiences that come back to these titles year after year. Fans dress up as these characters from these films on Halloween, display prized-collectable merch on their bookshelves, and commit their favorite lines to memory. Beyond its best known "mainstream cult" favorites, Pressman Film has also produced an eclectic array of critical darlings across the spectrum of genres and subject matter. Films like *Das Boot, Talk Radio Homicide, Reversal of Fortune,* and *Thank You For Smoking* featured Oscar winning performances and internationally acclaimed writing and directing. And then of course, there are the fearless films of Pressman Film adored by devoted niche audiences. Examples are *Phantom of the Paradise, Crimewave, True Stories, Street Fighter, The Hebrew Hammer, Cherry 2000, Martians Go Home and The Island of Doctor Moreau.*

Throughout his illustrious career, Ed Pressman continually found ways to innovate the financing of independent films. He was one of the pioneers in the practice of pre-selling international territories to cover production financing, and was generally known for bringing together creative financing with creative filmmakers.

Pressman Film continues in Ed Pressman's tradition of pioneering financing in cinema by inviting everyday investors to partake directly in the filmmaking process from inception through distribution. By curating a fresh Development Slate that blends iconic legacy projects with cutting-edge new intellectual properties, Pressman Film is positioned to produce movies in a new modality that can attract diverse global audience and top-tier talent. This approach not only offers a fresh perspective on classic narratives but also introduces a commitment to financial and cultural inclusivity by enabling investors who otherwise would not be able to get direct exposure to the motion picture development vertical to share in the success and cultural impact of the film realized in this Development Slate. Beyond democratizing film financing, this is an opportunity to foster a community around independent cinema.

Pressman Film is now lead by CEO Sam Pressman and its senior management team. Paula Paizes, COO and President of Production, and Max Loeb, Vice President of Development and Production. The team combines the necessary skills and experience in development, production, financing and distribution to execute this business plan with precision, expertise and vision.

The Company's strategic plan leverages Pressman Film's storied legacy and deep industry connections, ensuring a blend of artistic excellence and market viability that stands out in today's competitive entertainment landscape.

The management team also draws upon the experience and knowledge of a reputed Advisory Board comprising veterans in their respective fields. The Advisory Board includes acclaimed producers Jason Blum - CEO of Blumhouse and Coco Francini (partnered with Cate Blanchette

In Dirty Film), businessmen Strauss Zelnick - CEO of Take2 Interactive, and Hicham Oudgiri - CEO of Enigma Technologies, filmmakers Werner Herzog (*Bad Lieutenant, Fitzcarraldo*) and Oliver Stone (*Wall Street, Platoon*), Investment advisor, Victoire Newman – founder of Herbert Advisory Group, lawyers Jim Janowitz – Co-chair of the Media + Entertainment Group at Pryor Cashman LLP and Mike Sukin, founder of Sukin Law Group LLP and Annie Pressman – Wife of Ed Pressman.

Customer Base

The Company's customer base is film lovers, movie goers, TV watchers and anyone that loves consuming entertainment whether on a big or small screen. The demographic for Pressman Film audiences is typically 17 + with a history of producing cult classics. The combination of classic revivals and new IP's offers wider audience reach, appealing to both new age cinema-goers and traditionalists. The Company may also sell direct to a buyer which will include movie studios, streamers, distributors or other established production companies that wish to either buy out the Project or co-produce with the Company.

Intellectual Property

The Company currently does not own any intellectual property. The underlying intellectual property rights to the Development Projects are owned and/or controlled by Pressman Film. The Company will negotiate, in good faith and at arms' length, with industry standards terms, the purchase price through an option-purchase agreement or a license fee through a single-picture license.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.
A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues, as well as the inherent business risks associated with our business and present and future market conditions. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our Development Projects, any of which may materially harm our business, financial condition and results of operations.

We currently do not have rights to the Development Projects.
The underlying intellectual property rights to the Development Projects are owned and/or controlled by the Company's Manager and sole member, Pressman Film. The Company will negotiate, in good faith and at arms' length, the purchase price and/or license fee for these rights.

The Company's success depends on the experience and skill of the its manager.
We are dependent on our manager, Pressman Film (the "Manager"). The Manager may not devote its full time and attention to the matters of the Company. The loss of the Manager could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Pressman Film is and will continue to actively develop projects outside the Company's Development Slate.

This Company's business pertains specifically to a slate of projects developed by the Company in conjunction with Pressman Film. It is not inclusive of all development activity at Pressman Film. While the Company is committed to the successful development and production of the projects in this slate, investors should be aware that Pressman Film actively develops other projects outside of this slate and without the Company's involvement. The financial and creative resources allocated by Pressman Film to such projects are separate to and distinct from those of the Company. As such, investor funds will not be used for such projects developed by Pressman Film and investors will have no rights or profit participation(s) (or any other interest therein) in relation to any project that Pressman Film develops with funds sourced by it outside of the Company.

Pressman Film's rights are often partial or limited, and it does not have rights to all of its past productions, including some of the productions used in the marketing of this Offering.

Pressman Film does not hold remake or sequel rights to all of the films it has previously produced and which are referenced in our marketing materials. The inclusion of any film in promotional content should not be construed as an indication that Pressman Film controls the rights to remake or produce such sequels or spinoffs for such films. Investors are advised that promotional materials are intended for illustrative purposes only and do not imply ownership of additional rights beyond those explicitly stated.

Damage to Pressman Film's reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of the Pressman Film brand are critical to our business and success in entertainment industry. Any incident that erodes consumer loyalty for this brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company will engage in transactions with Related Persons.
The underlying intellectual property rights to the Development Projects are owned and/or controlled by the Company's Manager and sole member, Pressman Film. The Company will negotiate, in good faith and at arms' length, the purchase price and/or license fee for these rights. Pressman Film is considered a "Related Person" because it is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities. These transactions are further disclosed in the "Transactions with Related Persons and Conflicts of Interest" section of this Form C.

Development Projects may never be produced.
The Company will fund the development of a slate of Development Projects, the number, order and manner of which will be determined solely by the Company. Once funds have been allocated to a Development Project, the Company will use commercially reasonable efforts to raise production financing to produce such Development Project. However, there is no assurance that the Company will be successful in raising production financing for, therefore producing, any Development Project. If no Development Project is produced, then Investors risk a total loss of their investments.

Dependence to secure domestic and international distribution.
The ultimate success of the Productions in the marketplace will depend on the Company's ability to secure domestic and international distribution for the Productions on terms and conditions customary in the industry. The Company has not yet secured such distribution agreements and there is no assurance, and none is given, that such distribution will be secured or, if it is secured, that it will be secured on terms and conditions favorable to the Company.

Uncertain Economic Conditions.
The entertainment business and market is unpredictable. Changes in world, national and local economic conditions affect such business and markets. These could include, for example, the impact on economic conditions of terrorist attacks or the escalation or further outbreak of armed conflict involving the United States. Any negative change in the general economic conditions in the United States, or in any other material portion of the worldwide economy could adversely affect the Productions' revenues and, therefore, investment returns to Investors. The economic performance of a film cannot be assured because the revenue derived from the distribution of a motion picture (which does not necessarily bear any correlation to the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic performance of a motion picture also depends upon the public's acceptance of competing films, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

There may never be any Net Profits.
In general, the economic performance of a motion picture is dependent on its domestic theatrical performance, which is a key factor in predicting revenue from other distribution channels and is determined by many factors, including the ability to produce content and develop stories and

characters appealing to a broad audience and the effective marketing of the motion picture. The revenues to be received by the Company from the Productions are therefore highly uncertain and speculative. The Company's only source of revenue will be derived from the distribution of the Productions. There can be no assurance that any Net Profits will be received by the Company, or that after customary deductions and expenses, the Company will be able to distribute Net Profits to Investors.

Calculation of Net Profits.
The basis for the calculation of Net Profits the Company will be entitled to receive from the release of a Production are, or will be, detailed in one or more distribution agreement(s), and/or production agreements, none of which have yet been negotiated or finalized. The terms and conditions in the distribution agreement(s) and the production agreement, will be negotiated generally in accordance with industry standards but there is no guarantee that the calculation of Net Profits will be favorable for the Company and the Investors.

Uncertainty of success of Productions.
Net Profits may fluctuate significantly and unexpectedly from period to period, and the results of any one period may not be indicative of the results for any future period. The Company cannot make, and has not made, any assurances (i) as to the amount of Net Profits that will be or may be derived from or collected in connection with the distribution and exploitation of the Productions, or (ii) that the Productions will perform in any particular manner or will be favorably received by exhibitors or by the public, or will be released on a wide basis.

Competition.
The number of feature films or televisions series released by competitors may create a situation of oversupply in the market, and may make it more difficult for any Development Project or Production to succeed. Should the supply of feature films or television series exceed audience demand, it will be more difficult to find production financing for the Development Project or generate revenues from the release of the Productions. If the distributor for a Production is less successful than its competitors at convincing exhibitors to show its films, and the Company's competitors increase the number of films available for distribution and the number of exhibition screens remains static, it could be more difficult for the distributor of the Production to release the film during optimal release periods, which could reduce Net Profits and have an adverse effect on the Company's revenues and therefore on the Company's business, financial condition and results of operations.

Piracy.
Motion picture piracy is extensive in many parts of the world and is made easier by technological advances and the conversion of motion pictures into digital formats. This trend facilitates the creation, transmission and sharing of high-quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through set top boxes and other devices and through unlicensed broadcasts on free TV and the internet. The proliferation of unauthorized copies of these products will likely continue, and if it does, will have an adverse effect on the Company's business, because these products could reduce the revenue generated by the Productions. Additionally, in order to contain this problem, the distributor of the Production may have to implement elaborate and costly security and anti-piracy measures, which could result in significant expenses and losses of revenue. There can be no assurance that even the highest levels of security and anti-piracy measures will prevent piracy. In particular, unauthorized copying and piracy are prevalent in countries outside of the U.S., whose legal systems may make it difficult for the Company to enforce its intellectual property rights. While the U.S. government has publicly considered implementing trade sanctions against specific countries that, in its opinion, do not make

appropriate efforts to prevent copyright infringements of U.S. produced motion pictures, there can be no assurance that any such sanctions will be enacted or, if enacted, will be effective. In addition, if enacted, such sanctions could impact the amount of revenue generated from the international exploitation of the Productions. If no embargoes or sanctions are enacted, or if other measures are not taken, the Company may lose revenue as a result of motion picture piracy. Any of these occurrences could have a material adverse effect on each Production's success.

Intellectual Property infringement claims.

One of the risks of the entertainment business is the possibility that others may claim that the production of a project misappropriates or infringes the intellectual property rights of third parties with respect to their previously developed films, stories, characters, other entertainment or intellectual property. Any such assertions or claims may materially adversely affect the Company's ability to develop and finance its projects. Irrespective of the validity or the successful assertion of such claims, the Company could incur significant costs and diversion of resources in defending against them, which could have a material adverse effect on the Company's business, financial condition or results of operations. If any claims or actions are asserted against the Company, the Company may seek to settle such claim by obtaining a license from the plaintiff covering the disputed intellectual property rights. The Company cannot provide any assurances, however, that under such circumstances a license, or any other form of settlement, would be available on reasonable terms or at all. Any of these occurrences could have a material adverse effect on the Company's ability to develop, produce and distribute projects.

Distributors' failure to promote a Production.

The decisions of a Production's distributors regarding the timing of release and promotional support of the Production are important in determining the success of the Production. The Company does not control the timing and manner in which its distributors distribute a Production. Any decision by the distributors of the Production not to distribute or promote the Production or to promote the Company's competitors' motion pictures to a greater extent than they promote the Production could have a material adverse effect on the Production's success.

Entertainment investments.

The production, distribution and other exploitation of entertainment productions are highly speculative, and traditionally have involved a high degree of risk. The record for independent (non-major) productions may not be much better. Only a small percentage of projects seeking production funding, such as the Development Projects, ever receive full production funding and are made. Further, it is generally believed in the entertainment industry that only a relatively small percent of projects is sufficiently successful to recover production and distribution costs. The success of entertainment productions is dependent upon a variety of factors over which the Company will have limited or no control, such as public taste, critical reviews, promotion and distribution, and the popularity of other entertainment productions then being financed or distributed.

Changes in government regulation could adversely impact our business.

The cable/media/television/internet/entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, the industry is subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that the industry regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on the industry.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our projects, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position.

MANAGERS, OFFICERS AND KEY PERSONS

The Company is managed by Edward R. Pressman Film Corporation, Inc. d/b/a/ Pressman Film.

The officers, and key persons of the Manager are listed below along with all positions and offices held at the Manager and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Sam Pressman	CEO	CEO (Pressman Film) (2022 to present) Responsibilities include corporate and business strategy, sourcing finance, leading creative development and production of all company projects, oversight and management of the legacy titles and general CEO duties. Vice President of Production (2015 to 2022) Responsibilities included creative development, acquiring titles, packaging talent and setting up productions.	Stanford University Bachelor of Arts (2013)
Paula Paizes	COO	COO and President of Production (Pressman Film) (2019 to present) Responsibilities include managing business affairs, business administration, and business strategy, deal negotiations, overseeing outside counsel and accounting, corporate finance and structuring production finance and productions, licensing and merchandising and company operations.	University of Sydney Bachelor of Arts/ Bachelor of Laws (1989)

Max Loeb	VP of Development and Production	VP of Development and Production Pressman Film (2022 to present) Responsible for identifying and acquiring projects that align with the company's vision and ethos, creative development and packaging projects readying for production. Producer Cedar Street Films from (2019 to 2022) Responsible for developing pitches, packaging projects from script to screen, overseeing production, post-production and distribution of content produced.	University of Toronto Bachelor of Arts (2011)

Biographical Information

Sam Pressman - Sam's long-standing relationships with talent and industry insiders combined with his extensive knowledge of independent financing positions him to lead Pressman Film into an exciting era of continued growth and success. Immersed in the motion picture business from a young age, he is humbled and emboldened by the responsibility of carrying the mantle of his family's 50 years in filmmaking. Before assuming the role of CEO, Sam worked under his father Ed Pressman on Werner Herzog's BAD LIEUTENANT: PORT OF CALL NEW ORLEANS, Matt Brown's THE MAN WHO KNEW INFINITY, Barry Levinson's PATERNO—and alongside Ed on Keith Maitland's DEAR MR BRODY, Charlotte Colbert's SHE WILL, Mary Harron's DALILAND, Marshmallow Laser Feast's groundbreaking virtual reality experience EVOLVER, and Rupert Sander's upcoming reboot of THE CROW. With a deep reverence for his father's contributions to independent cinema and a firm commitment to carrying on the Pressman penchant for storytelling, Sam approaches his role as producer with a sense of humility and a fierce determination to create films that honor the company's legacy. Sam graduated from Stanford University where he majored in Film & Media Studies and was the president of the Stanford Film Society and head of the Advanced Film Workshop.

Paula Paizes - Paula oversees all aspects of the Company, including production, finance, distribution, merchandising, strategy and business affairs. A seasoned media/entertainment senior executive, she has broad experience and deep relationships in Hollywood, Australia and internationally. Prior to Pressman Film she worked as an entertainment attorney with law firm Blake Dawson Waldron, was In-House General Counsel for Andrew Lloyd Webber's company, The Really Useful Co, Managing Director of financial firm Ignite Capital Partners, consulting to many media and entertainment clients, and a producer for Stratus Film Company (for veteran producers Mark Gordon and Bob Yari). Paula also has served as an arbitrator for bond company, Film Finances, and has produced and executive produced film and TV, including the upcoming reboot of The CROW (Bill Skarsgard and FK Twigs), DALILAND (Sir Ben Kingsley), WHERE ESKIMOS LIVE (Bob Hoskins), BLACK LIMOUSINE (David Arquette and Bijou Philips), VR experience EVOLVER, (Cate Blanchett) selected to compete in the Cannes Immersive Competition (2024). Paula also has extensive leadership and governance experience and skills having served on several corporate and non-profit boards throughout her 30 year career and holds double degrees of Bachelor of Arts and Bachelor of Laws from The University of Sydney.

Max Loeb - Max is a seasoned entertainment industry professional with years of experience in development and production. As the VP of Development and Production at Pressman Films, he is responsible for overseeing creative execution of projects going to production, as well as identifying and acquiring new projects that align with the company's vision and ethos, and seeing these projects through development through distribution. Max has worked in a wide array of position across a diverse range of film and television projects, including scripted features, documentaries, and unscripted television programming. He produced THE LONG SHORE for PBS, FEAR AND LOATHING IN ASPEN directed by Bobby Kennedy III, and worked on HBO Max's MOUNTAIN KITCHEN, the CW's JANE THE VIRGIN, Syfy's BIG ASS SPIDER, Fusion's HAPPY ENDING, HOLLYWOOD HELP for Yahoo and Adult Swim's DREAM CORP LLC. Prior to joining Pressman Films, he worked at several other production companies and studios, honing his skills in script analysis, project development, and deal-making. His passion for storytelling and eye for emerging talent make him a valuable asset to the Pressman team. Max received his undergraduate degree from the University of Toronto, where he majored in Cinema Studies.

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company's capital structure consist of 100% membership interests issued and outstanding.

Outstanding Capital Interests

As of the date of this Form C-AR, the Company's outstanding Capital Interests consists of:

Type	Membership Interests
Amount Outstanding	100%
Voting Rights	One (1) vote per interest
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company does not have any options, SAFEs, convertible notes or warrants outstanding.

Outstanding Participation Interests

As of the date of this Form C-AR, the Company has 1,984,771 Participation Interests outstanding.

An Investor's "Participation Percentage" is equal to the Investor's the aggregate price the Investor paid for the Participation Interests ("Participation Purchase Price") divided by the aggregate Participation Interests sold, including any securities commission paid to the Intermediary, expressed as a percentage.

An Investor will be eligible to recoup the price paid for the Participation Interests (Participation Purchase Price) and receive returns, on a pro rata and pari passu basis with each other investor, from each Production, if any, as follows:

- Investor will receive an amount equal to the Investor's Participation Percentage as multiplied by the proceeds used to actually finance the development of each Production (the "Development Financing"), within ninety (90) days following the first day of principal photography (as such term is customarily used in the entertainment industry) of each such Production;

- Concurrently with payment of the sums set forth above, Investor will receive a return of twenty percent (20%) on Investor's share of the Development Financing calculated by multiplying Investor's Participation Percentage by the Development Financing for each Production (Investor's Participation Purchase Price is deemed to be applied evenly over the total Development Financing);

- Collectively, the Investors will receive an amount equal to fifteen percent (15%) of any and all producing fees, if any, actually received by the Company (or its parent, affiliates, subsidiaries, successors or assigns) from each Production (the "Investors' Producer Fee"). Each Investor will be entitled to a share of the Investors' Producer Fee in an amount equal to such Investor's Participation Percentage multiplied by the Investors' Producer Fee, payable to the Investor no later than ninety (90) days from the Company's receipt of its producing fees;

- Collectively, the Investors will receive an amount equal to fifteen percent (15%) of any and all fees, if any, actually received by the Company (or its parent, affiliates, subsidiaries, successors or assigns) for the rights to any Production (the "Investors' Rights Fee"). Each Investor will be entitled to a share of the Investors' Rights Fee in an amount equal to such Investor's Participation Percentage multiplied by the Investors' Rights Fee, payable to the Investor within ninety (90) days following the first day of principal photography of each such Production, if any; and

- Collectively, the Investors will receive an amount equal to one hundred percent (100%) of the Company's share of Net Profits (or its parent's, affiliates', subsidiaries', successors' or assigns' share), if any, from each Production (collectively, "Investors' Net Profits") until Investors have recouped 100% of their respective Participation Purchase Price together with an eight percent (8%) compounded annual interest on any unpaid balance of the Participation Purchase Price thereon (collectively, the "Preferred Return"). After the Preferred Return has been fully paid to the Investors, the Investors will be entitled to receive Investors' Net Profits in the amount of twenty-five percent (25%) of one hundred percent (100%) of the Company's share of Net Profits (or its parent's, affiliates', subsidiaries', successors' or assigns' share) in connection with the Productions, in perpetuity. Each Investor will be entitled to a share of the Investors' Net Profits in an amount equal to such Investor's Participation Percentage multiplied by the Investors' Net Profits. As used herein, "Net Profits" shall be defined, computed, accounted for and paid in accordance with the standard definition of the applicable financier/distributor of each Production applicable to the Company and on a most favored nations basis with the Company. In the event a Production is sold to a streaming network, Investors' Net Profits shall be the pro-rated equivalent share of Investor's Net profits as a proportion of the buyout proceeds paid to Company by such streaming network. The Company makes no representation that any Production will generate any, or any particular amount of, Net Profits.

Any recoupments and returns to which Investors are entitled will be paid to Investors on a quarterly basis for the first three (3) years. The first quarterly payment will commence within ninety (90) days following the first day of principal photography on the first Development Project to go into Production. Subsequent payouts will continue during the three (3) year period on a quarterly basis provided that Company is in receipt of monies to which Investors are entitled. Thereafter payments (if any) will continue on an annual basis.

The Investor will be able to receive one digital blockchain token (the "Security Instruction Token" or "SIT") for each Participation Interest to the Investor's unique wallet address on the applicable blockchain. These SITs will be tools to transfer ownership of the Profit Participations.

Profit Participation are not equity interests in the Company and provide a right to share in revenues from the Company's Productions, as set forth above.

Other as described above, there are no differences between the securities issued pursuant to Regulation CF and each other class of security of the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Edward R. Pressman Film Corporation, Inc.	100% Membership Interests	100%

PRIOR OFFERINGS

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Participation Interests	694,271	$694,271	Funding Development Slate	August 29, 2024	Regulation CF
Participation Interests	1,290,500	$1,290,500	Funding Development Slate	September 9, 2024	Rule 506(c) of Regulation D

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Outstanding Debt

As of December 31, 2024, the Company did not have any outstanding debt.

Cash and Cash Equivalents

As of December 31, 2024, the Company had $0.00 in cash and cash equivalents, leaving the Company with approximately 0 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

On August 29, 2024, the Company conducted an offering pursuant to Regulation CF and raised $694,271.00.

On September 9, 2024, the Company conducted an offering pursuant to Regulation D and raised $1,290,500.00.

The Company does not have any additional sources of capital other than the proceeds from these offerings.

Capital Expenditures and Other Obligations

The Company has made material capital expenditures by funding the Development Projects.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Material Changes and Other Information

N/A

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The underlying intellectual property rights to the Development Projects are owned and/or controlled by the Company's Manager and sole member, Pressman Film. The Company will negotiate, in good faith and at arms' length, the purchase price and/or license fee for these rights.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The Company also certifies that the attached financial statements are true and complete in all material respects.

/s/Sam Pressman
(Signature)

Sam Pressman
(Name)

CEO of the Manager of the Company
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Sam Pressman
(Signature)

Sam Pressman
(Name)

CEO of the Manager of the Company
(Title)

4/29/25
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

PRESS 4 LLC
BALANCE SHEET

As of		December 31, 2024
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	0.00 -
Total Current Assets		-
Total Assets	$	0.00 -
LIABILITIES AND MEMBERS' EQUITY		
Total Liabilities	$	0.00 -
MEMBERS' EQUITY		
Members' Equity		-
Total Members' Equity		-
Total Liabilities And Members' Equity	$	0.00 -

PRESS 4 LLC
STATEMENT OF OPERATIONS

For The Period Ended		December 31, 2024	
(USD $ in Dollars)			
Net Revenue	$	0.00	-
Cost Of Goods Sold		0.00	-
Gross Profit/(Loss)		0.00	-
Operating Expenses		0.00	
General And Administrative		0.00	-
Total Operating Expenses		0.00	-
Net Operating Income/(Loss)		0.00	-
Interest Expense		0.00	-
Other Income/(Loss)		0.00	-
Income/(Loss) Before Provision For Income Taxes		0.00	-
Provision/(Benefit) For Income Taxes			-
Net Income/(Loss)	$	0.00	-

PRESS 4 LLC
STATEMENT OF CASH FLOWS

For The Period Ended		December 31, 2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income/(Loss)	$	0.00 -
Net Cash Provided By/(Used In) Operating Activities		0.00 -
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash Provided By/(Used In) Investing Activities		0.00 -
CASH FLOW FROM FINANCING ACTIVITIES		
Net Cash Provided By/(Used In) Financing Activities		0.00 -
Change In Cash and Cash Equivalents		0.00 -
Cash and Cash Equivalents—Beginning of The Period		-
Cash and Cash Equivalents—End of The Period	$	0.00 -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$	0.00 -